Exhibit 99.1

INLIF LIMITED
(an exempted company incorporated in the Cayman Islands with limited liability)
(NASDAQ: INLF)

AMENDED NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING

Tuesday, September 8, 2026

9:30 a.m., eastern time

NOTICE IS HEREBY GIVEN THAT the 2026 extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) of INLIF LIMITED (the “Company”) will be held on Tuesday, September 8, 2026 at 9:30 a.m., eastern time, at the Company’s headquarter at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China.

The Meeting and any or all adjournments thereof will be held for the Shareholders to consider and, if thought fit, approve the following proposals:

Proposal No. 1 – the Share Capital Increase proposal: to approve, by ordinary resolution, to increase the authorized share capital of the Company from: US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”).

Proposal No. 2 – the adoption of the 7th amended and restated memorandum and articles of association proposal: to approve, by special resolution and subject to and immediately following the Share Capital Increase being effected, the adoption by the Company of the seventh (7th) amended and restated memorandum and articles of association substantially in the form attached as Exhibit A in the Explanatory Statement accompanying the Notice of this Meeting, to (i) reflect the Share Capital Increase, (ii) amend Article 11.1(b), and (iii) incorporate certain housekeeping changes.

Proposal No. 3 – the Share Capital Reorganization proposal: to approve, by special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements under sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands, the reduction of the par value of each authorized Ordinary Share of the Company from US$0.32 to US$0.0001 through certain specific steps described in further detail in the Explanatory Statement accompanying the Notice of this Meeting and to authorize the Board of Directors to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”).

Proposal No. 4 – the adoption of an amended and restated memorandum and articles of association to reflect the Share Capital Reorganization proposal: to approve, by special resolution and subject to and immediately following the Share Capital Reorganization being effected, the adoption by the Company of an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization, including the references of new par value of US$0.0001.

Proposal No. 5 – the Migration proposal: to approve, by special resolution, subject to all necessary governmental and regulatory consents:

(a)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands as a BVI business company under the laws of the BVI (“Migration”), and the authorization to any Director to sign (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in the British Virgin Islands, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration;

(b)	the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI (“BVI MAA”), substantially in the form attached hereto as Exhibit B, in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association; and

(c)	the authorization of the Board and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, finalizing and making any changes to the BVI MAA as may be necessary to effect the Migration.

Proposal No. 6 – the auditor selection ratification proposal: to ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Proposal No. 7 – the adjournment proposal: to adjourn the Meeting, by ordinary resolution, to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof at the address of the Meeting provided above. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

A Shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. Such proxyholder need not be a member. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy card in accordance with the instructions set out in the form of proxy card and in the Explanatory Statement accompanying the Notice of this Meeting, and (i) submit it online at https://shareholders.transhare.com/pxlogin, (ii) email it to proxy@transhare.com, or (iii) mail it to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

The foregoing items of business are described in details in the Explanatory Statement accompanying the Notice of this Meeting. Shareholders may obtain a copy of the Notice of this Meeting, the accompanying Explanatory Statement and the proxy card, as well as the Company’s latest annual report, which was filed with the U.S. Securities and Exchange Commission on March 6, 2026, on the Company’s website at https://ir.yiwate88.com/sec-filings.html.

The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on July 27, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. As of the Record Date, there were 1,046,390 shares of Class A ordinary shares and 43,908 shares of Class B ordinary shares issued and outstanding and entitled to vote. Only holders of Ordinary Shares of the Company (including holders of record as well as street name beneficial holders) on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The notice of the Meeting the accompanying proxy card will be mailed or otherwise made available to shareholders of record on or about August 19, 2026, and to beneficial owners whose shares are held in street name on or about August 24, 2026.

By Order of the Board of Directors,

/s/ Wenzao Huang
Wenzao Huang
Chairman of the Board of Directors

Quanzhou, China

August 14, 2026

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INLIF LIMITED
2026 EXTRAORDINARY GENERAL MEETING
Tuesday, September 8, 2026
9:30 a.m., eastern time

explanatory STATEMENT

The board of directors (the “Board of Directors”) of INLIF LIMITED (the “Company”) is soliciting proxies for the 2026 extraordinary general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the Class A ordinary shares and Class B ordinary shares (each, an “Ordinary Share” and collectively, the “Ordinary Shares”) of the Company to be held on Tuesday, September 8, 2026, at 9:30 a.m., eastern time, at the Company’s headquarter at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China.

Only holders of Ordinary Shares of the Company of record at the close of business on July 27, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third of the outstanding Ordinary Shares of the Company carrying the right to vote at the Meeting, shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of a Class A Ordinary Share shall be entitled to one (1) vote per share, and each holder of a Class B Ordinary Share shall be entitled to twenty (20) votes per share. The Class A ordinary shares and Class B ordinary shares shall vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law.

PROPOSALS TO BE VOTED ON

Proposal No. 1 – the Share Capital Increase proposal: to approve, by ordinary resolution, to increase the authorized share capital of the Company from: US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”).

Proposal No. 2 – the adoption of the 7th amended and restated memorandum and articles of association proposal: to approve, by special resolution and subject to and immediately following the Share Capital Increase being effected, the adoption by the Company of the seventh (7th) amended and restated memorandum and articles of association substantially in the form attached as Exhibit A hereto, to (i) reflect the Share Capital Increase, (ii) amend Article 11.1(b), and (iii) incorporate certain housekeeping changes.

Proposal No. 3 – the Share Capital Reorganization proposal: to approve, by special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements under sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands, the reduction of the par value of each authorized Ordinary Share of the Company from US$0.32 to US$0.0001 through certain specific steps described in further detail herein and to authorize the Board of Directors to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”).

Proposal No. 4 – the adoption of an amended and restated memorandum and articles of association to reflect the Share Capital Reorganization proposal: to approve, by special resolution and subject to and immediately following the Share Capital Reorganization being effected, the adoption by the Company of an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization, including the references of new par value of US$0.0001.

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Proposal No. 5 – the Migration proposal: to approve, by special resolution, subject to all necessary governmental and regulatory consents:

(a)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands as a BVI business company under the laws of the BVI (“Migration”), and the authorization to any Director to sign (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in the British Virgin Islands, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration;

(b)	the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI (“BVI MAA”), substantially in the form attached hereto as Exhibit B, in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association; and

(c)	the authorization of the Board and any director or officer of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, finalizing and making any changes to the BVI MAA as may be necessary to effect the Migration.

Proposal No. 6 – the auditor selection ratification proposal: to ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Proposal No. 7 – the adjournment proposal: to adjourn the Meeting, by ordinary resolution, to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

QUORUM AND VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

The quorum for the Meeting is the holders representing not less than one-third of the outstanding Ordinary Shares of the Company carrying the right to vote at the Meeting, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For this purpose, the voting power of the Class A ordinary shares and the Class B ordinary shares shall be counted together in determining whether the requisite quorum is present.

Shareholders entitled to vote at the Meeting may do so in person at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this Explanatory Statement accompanying the Notice of this Meeting and (i) submit it online at https://shareholders.transhare.com/pxlogin, (ii) email it to proxy@transhare.com, or (iii) mail it to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

Each holder of a Class A ordinary share shall be entitled to one (1) vote per share, and each holder of a Class B ordinary share shall be entitled to twenty (20) votes per share.

The Class A ordinary shares and Class B ordinary shares shall vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s annual report for the year ended December 31, 2025 (the “2025 Annual Report”) was filed with the U.S. Securities and Exchange Commission on March 6, 2026 and made available to the Company’s shareholders at https://ir.yiwate88.com/sec-filings.html. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to its shareholders. You may obtain a copy of the 2025 Annual Report by visiting the Company’s website at https://ir.yiwate88.com/sec-filings.html. If you want to receive an electronic copy of the Company’s 2025 Annual Report, you may request one. There is no charge to you for requesting an electronic copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@yiwate88.com.

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PROPOSAL NO. 1

INCREASE OF AUTHORIZED SHARE CAPITAL

The Board of Directors has unanimously approved, and has directed that there be submitted to the shareholders of the Company for approval, by special resolution, with immediate effect, the increase of the Company’s authorized share capital from US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”).

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved, as an ordinary resolution, with immediate effect, that the authorized share capital of the Company be increased from US$350,000 divided into 1,046,875 class A ordinary shares of par value of US$0.32 each and 46,875 class B ordinary shares of par value of US$0.32 each, to: US$2,720,000,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.32 each and 500,000,000 class B ordinary shares of par value of US$0.32 each, by the creation of additional 7,998,953,125 class A ordinary shares of par value of US$0.32 each and additional 499,953,125 class B ordinary shares of par value of US$0.32 each (the “Share Capital Increase”).”

Vote Required for Approval

The approval of Proposal No. 1 (the Share Capital Increase proposal) requires an ordinary resolution under Cayman Islands law and the Company’s sixth (6th) amended and restated memorandum and articles of association currently in effect, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the Ordinary Shares who, being present and entitled to vote at the Meeting, at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Share Capital Increase will become effective upon approval by the shareholders.

Background and Reasons for the Share Capital Increase

At present, the share capital of the Company is US$350,000 divided into 1,046,875 Class A ordinary shares of a par value of US$0.32 each and 46,875 Class B ordinary shares of a par value of US$0.32 each.

The increase in the authorized number of Class A ordinary shares and Class B ordinary shares is intended to provide the Company with greater flexibility to issue additional shares in both classes in connection with future equity financings, strategic transactions and other corporate purposes, including transactions in which the Board determines that issuing Class B ordinary shares appropriate to preserve or establish a particular voting arrangement or facilitate participation by the Company’s founders or strategic investors.

Risks Related to the Share Capital Increase

The availability of additional authorized but unissued Class A ordinary shares and Class B ordinary shares could result in dilution if the Company issues additional shares in the future, including dilution of existing shareholders’ earnings per share, book value per share, economic interests and relative voting power. Because the Class B ordinary shares carry enhanced voting rights, the issuance of additional Class B ordinary shares could result in greater voting dilution and a concentration of voting power. The Company may issue additional shares for capital raising, strategic transactions or other corporate purposes, which, although potentially dilutive, may potentially strengthen the Company’s financial position or facilitate its growth.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE INCREASE of AUTHORIZED SHARE CAPITAL

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PROPOSAL NO. 2

THE ADOPTION OF THE Seventh (7th) AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION

The Board of Directors has unanimously approved and recommends that shareholders of the Company adopt the seventh (7th) amended and restated memorandum and articles of association, as a special resolution and subject to and immediately following the approval and effectiveness of the Share Capital Increase (Proposal No. 1) to reflect the Share Capital Increase, to revise the quorum requirement under Article 11.1(b) based on voting power rather than the number of Shares, and to reflect certain other housekeeping changes.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt the seventh (7th) amended and restated memorandum and articles of association substantially in the form attached hereto as Exhibit A, in substitution for, and to the entire exclusion of, the Company’s currently existing sixth (6th) amended and restated memorandum and articles of association, to (i) reflect the Share Capital Increase, (ii) amend Article 11.1(b) to provide that, if the Company has more than one Member, a quorum shall consist of one or more Members present in person or by proxy holding Shares representing not less than one-third of the votes attached to all outstanding Shares carrying the right to vote at the applicable general meeting, and (iii) incorporate certain housekeeping changes.”

Vote Required for Approval

The approval of Proposal No. 2 requires a special resolution under Cayman Islands law and the Company’s currently existing sixth (6th) amended and restated memorandum and articles of association, being a resolution passed by a majority of not less than two thirds (2/3) of the votes cast by, or on behalf of, the holders of the Ordinary Shares who, being present and entitled to vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

The amended and restated memorandum and articles of association pursuant to Proposal No. 2 will become effective upon approval by the shareholders, subject to and immediately following the effectiveness of the Share Capital Increase under Proposal No. 1.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE seventh (7th) AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION

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PROPOSAL NO. 3

SHARE CAPITAL REORGANIZATION THROUGH WHICH THE PAR VALUE OF THE cOMPANY’S ORDINARY SHARES IS REDUCED TO $0.0001 PER SHARE

The Board has unanimously approved, and is recommending that the Shareholders approve, subject to and immediately following the effectiveness of the Share Capital Increase under Proposal No. 1 and further subject to the Company’s compliance with all further applicable requirements under sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands, a reduction in the par value of each authorized ordinary share of the Company, whether issued or unissued and including each Class A ordinary share and Class B ordinary share, from US$0.32 per share to US$0.0001 per share, without changing the number of authorized, issued or outstanding Ordinary Shares of the Company (the “Share Capital Reorganization”), through the following steps described in further detail.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved, as a special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reorganization”):

Share Capital Reduction

(i).	the par value of each issued and outstanding class A ordinary share of US$0.32 par value each and class B ordinary share of US$0.32 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.3199 of the paid-up capital on each of the issued and outstanding class A ordinary shares of US$0.32 par value each and class B ordinary shares of US$0.32 par value each (the “Share Capital Reduction”);

(ii).	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

(iii).	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

(iv).	immediately following the Share Capital Reduction:

(a).	each authorized but unissued class A ordinary share of US$0.32 par value each be subdivided into 3,200 class A ordinary shares of US$0.0001 par value each; and

(b).	each authorized but unissued class B ordinary share of US$0.32 par value each be subdivided into 3,200 Class B ordinary shares of US$0.0001 par value each (collectively, the “Subdivision”);

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Share Capital Cancellation

(v).	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of US$0.0001 par value each and unissued class B ordinary shares of US$0.0001 par value each that will result in the Company having authorized share capital of US$850,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.0001 each and 500,000,000 class B ordinary shares of par value of US$0.0001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

(vi).	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be US$850,000 divided into 8,000,000,000 class A ordinary shares of par value of US$0.0001 each and 500,000,000 class B ordinary shares of par value of US$0.0001 each.

Vote Required for Approval

The approval of Proposal No. 3 (the Share Capital Reorganization proposal) requires a special resolution under Cayman Islands law, since the Share Capital Reorganization involves a reduction of share capital under the Companies Act, and the Company’s sixth (6th) amended and restated memorandum and articles of association currently in effect, being a resolution passed by a majority of not less than two thirds (2/3) of the votes cast by, or on behalf of, the holders of the Ordinary Shares who, being present and entitled to vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

The Share Capital Reorganization will become effective, subject to and immediately following the effectiveness of the Share Capital Increase under Proposal No. 1, upon approval by the shareholders and successful registration and issuance of a certificate of reduction of share capital by the Registrar of Companies of the Cayman Islands.

Background and Reasons for the Share Capital Reorganization

The Share Capital Reorganization constitutes a reduction of share capital under the Companies Act and therefore requires approval by special resolution and compliance with the applicable requirements of sections 14, 14A and 14B of the Companies Act.

The Share Capital Reorganization will apply equally to all issued and unissued Class A ordinary shares and Class B ordinary shares. It will not, by itself, change the number of ordinary shares authorized, issued or outstanding; result in the cancellation or consolidation of any ordinary shares; change any Shareholder’s proportionate ownership or voting power; change the rights, preferences or privileges attached to either class of ordinary shares; or directly affect the market price of the Class A ordinary shares.

At present, the share capital of the Company is US$350,000 divided into 1,046,875 Class A ordinary shares of a par value of US$0.32 each and 46,875 Class B ordinary shares of a par value of US$0.32 each. If the Share Capital Reorganization were to be approved at the Meeting, subject to the Share Capital Increase proposal’s approval and effectiveness, and take effect pursuant to Cayman Islands legal requirements, the share capital of the Company would change to US$850,000 into 8,000,000,000 Class A ordinary shares of a par value of US$0.0001 each and 500,000,000 Class B ordinary shares of a par value of US$0.0001 each.

The Board believes that reducing the par value of the ordinary shares from US$0.32 to US$0.0001 per share is in the best interests of the Company and its Shareholders because it will provide the Company with greater flexibility in managing its capital structure and pursuing future financing and other corporate transactions.

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In reaching its decision, the Board considered, among other things, the historical par value of the ordinary shares, including increases in the par value per share resulting from prior share consolidations; the historical and recent trading prices of the Class A ordinary shares; the relationship between the current par value and the market price of the Class A ordinary shares; the potential effect of future share consolidations on the par value per share; the Company’s potential need to raise additional capital through equity financings; the desirability of preserving flexibility for strategic transactions, acquisitions and other corporate purposes; and the restrictions under Cayman Islands law on issuing shares below their par value.

The current par value of US$0.32 per share reflects the cumulative effect of prior share consolidations under which the par value per share increased in proportion to the applicable consolidation ratios. Under Cayman Islands law, a company generally may not issue shares for consideration having a value below the par value of those shares. Accordingly, maintaining a par value that is high relative to certain historical trading price of the Class A ordinary shares could restrict the Company’s ability to issue shares in future equity financings, strategic transactions or other corporate transactions.

Reducing the par value to US$0.0001 per share would provide greater flexibility for the Company to issue ordinary shares at prices determined by prevailing market conditions, subject to applicable Cayman Islands law, the Nasdaq Listing Rules, U.S. federal securities laws and any required corporate approvals. The Share Capital Reorganization would not itself authorize the issuance of any additional shares and any future issuance would remain subject to all applicable legal, regulatory and contractual requirements.

The reduced par value would also provide the Company with additional flexibility if the Board determines in the future that one or more further share consolidations are necessary or advisable. In particular, a share consolidation generally increases the par value per share by the applicable consolidation ratio. Reducing the par value now would allow the Company to implement a broader range of future share-consolidation ratios without causing the resulting par value to become disproportionately high. This flexibility may be important if the Board determines that a future share consolidation is appropriate, particularly for the purpose of seeking to maintain compliance with Nasdaq’s minimum bid-price requirement and improving the marketability of the Class A ordinary shares or addressing other business or market considerations.

The Company has not determined whether or when any future share consolidation will be implemented, and approval of the Share Capital Reorganization does not constitute approval of any particular share consolidation unless separately provided in this Explanatory Statement accompanying the Notice of this Meeting. Any future share consolidation would be considered by the Board in light of the circumstances existing at that time and would be subject to any additional Shareholder approval required by the Company’s memorandum and articles of association, Cayman Islands law or applicable Nasdaq rules.

Cayman Islands Statutory Requirements

The Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on January 1, 2026. Among other things, the Amendment Act permits a company limited by shares or by guarantee, if authorized by its articles of association, to reduce its share capital without court approval by passing a special resolution supported by a solvency statement in accordance with Section 14A of the Companies Act made by the directors no more than 30 days before the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.” As of the date hereof, the prescribed form of solvency statement has not been issued by the Cayman Islands Government or the Registrar of Companies of the Cayman Islands and, accordingly, the Company is not currently able to implement the Share Capital Reorganization under the New Share Capital Reduction Regime.

If the prescribed form becomes available and the directors are able to make the required solvency statement, the Company must, within 15 days after the special resolution is passed, deliver the solvency statement and a minute containing the required details of its reduced share capital to the Registrar for registration. The Share Capital Reorganization would become effective upon such registration. If the prescribed form is not available or the requirements of the New Share Capital Reduction Regime otherwise cannot be satisfied, the Company may seek confirmation of the Share Capital Reorganization from the Grand Court of the Cayman Islands pursuant to sections 14 and 15 of the Companies Act.

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The Board considers it to be in the best interests of the Company to present the Share Capital Reorganization proposal to the shareholders of the Company at the Meeting to approve the Share Capital Reorganization so that the Company may proceed with the Share Capital Reorganization in the event that the form of the Solvency Statement is prescribed before the date of the Meeting.

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

Risks Associated with the Share Capital Reorganization

The Share Capital Reorganization may not achieve its intended purposes or become effective, even if approved by the Shareholders, because its effectiveness remains subject to compliance with the applicable requirements of Cayman Islands law, including the availability of the prescribed form of solvency statement, the Directors’ ability to make the required solvency statement, the timely filing and registration of the required documents with the Registrar of Companies of the Cayman Islands or, if necessary, confirmation by the Grand Court of the Cayman Islands. In addition, although the reduced par value is intended to provide the Company with greater flexibility in managing its capital structure, the par value per share may increase again if the Company implements one or more future share consolidations, and the resulting par value could again approach or exceed the market price of the Class A ordinary shares. The reduced par value may also facilitate future issuances of ordinary shares at prices below the current par value of US$0.32 per share, which could dilute existing Shareholders’ economic interests and voting power and adversely affect the market price of the Class A ordinary shares. The Share Capital Reorganization will not itself improve the Company’s financial condition, increase the market price of the Class A ordinary shares or ensure compliance with any applicable Nasdaq listing requirement.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
ThE SHARE CAPITAL REORGANIZATION THROUGH WHICH THE PAR VALUE OF THE cOMPANY’S ORDINARY SHARES IS REDUCED TO $0.0001 PER SHARE

10

PROPOSAL NO. 4

THE ADOPTION OF an AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION to reflect the share capital reorganization

The Board of Directors has unanimously approved and recommends that shareholders of the Company adopt an amended and restated memorandum and articles of association, as a special resolution, subject to and immediately following the Share Capital Reorganization (Proposal No. 3) being effected, to reflect the Share Capital Reorganization.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Capital Reorganization, including the references of new par value of US$0.0001.”

Vote Required for Approval

The approval of Proposal No. 4 requires a special resolution under Cayman Islands law and the Company’s currently existing sixth (6th) amended and restated memorandum and articles of association, being a resolution passed by a majority of not less than two thirds (2/3) of the votes cast by, or on behalf of, the holders of the Ordinary Shares who, being present and entitled to vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

The amended and restated memorandum and articles of association pursuant to Proposal No. 4 will become effective upon approval by the shareholders, subject to and immediately following the effectiveness of the Share Capital Reorganization under Proposal No. 3, to the extent approved and implemented.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION to reflect the share capital reorganization

11

PROPOSAL NO. 5

TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

The Board of Directors has unanimously approved and directed that there be submitted to the shareholders of the Company for approval, as a special resolution, the transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands (“BVI”), including the continuation of the Company as a BVI business company limited by shares under the laws of BVI, and the adoption, with effect upon such continuation, of a memorandum and articles of association compliant with the laws of BVI in substitution for the Company’s then existing amended and restated memorandum and articles of association.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved, as a special resolution, that subject to all necessary governmental and regulatory consents:

(a)	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands as a BVI business company under the laws of the BVI (“Migration”) be and are hereby approved, and that any Director is hereby authorized to sign (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act (Revised) of the Cayman Islands; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in the British Virgin Islands, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration;

(b)	the adoption, conditional upon and with effect from the Migration, of the memorandum and articles of association compliant with the laws of the British Virgin Islands, substantially in the form attached as Exhibit B hereto, in substitution and replacement for the Company’s then existing amended and restated memorandum and articles of association be and is hereby approved; and

(c)	the Board of Directors and any director or officer of the Company be, and each of them hereby is authorized to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect Migration, including without limitation finalizing and making any changes to the BVI MAA as maybe necessary to effect the Migration.”

CERTAIN DIFFERENCES IN CORPORATE LAW

If this proposal is approved, the Company may continue its jurisdiction of incorporation to the British Virgin Islands. The corporate laws of the British Virgin Islands differ from those of the Cayman Islands, and such differences may affect your rights as a shareholder. In particular, certain material differences between the corporate laws of the Cayman Islands and the British Virgin Islands are summarized in the table below.

Cayman Islands
Resolutions of members

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

BVI
Resolutions of members

BVI law does not have the concept of “ordinary resolution” or “special resolution.” The memorandum and articles of association may make provisions for varying the level of the percentage of votes required to pass a resolution but otherwise any resolution of members requires the affirmative vote of a simple majority of the votes cast at a general meeting.

Where matters may have previously required the approval of a “special resolution” under Cayman Islands law, those same matters may only require a resolution of members or resolution of directors under the proposed BVI law compliant memorandum and articles of association. Such matters include, without limitation: a) a merger of the company, requiring resolution of members and resolution of directors; b) a division or combination of shares in the company, requiring approval by resolution of directors only; and c) amendment to the memorandum and articles of association of the company, can be made by resolution of directors only, subject to certain amendments which requires resolution of members.

For further information, please refer to the full version of our proposed BVI law compliant memorandum and articles of association which are included as an exhibit to this form 6K.

12

Cayman Islands
Approval of a Merger	Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized and approved by (a) a special resolution of the shareholders of each company; (b) the board of directors and (c) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
BVI
Approval of a Merger

Under BVI laws, any merger or consolidation of the company and plan of merger or consolidation will require approval by way of resolutions the directors of the company and by a resolution of members. The requisite member approval threshold is typically a simple majority of votes cast by the members entitled to do so at the general meeting, unless a higher threshold is specified in the company’s memorandum and articles of association.

Where the merger or consolidation involves a foreign company, the BVI company must comply with the merger or consolidation requirements under the BVI Business Companies Act, while the foreign company must comply with the laws of its jurisdiction of incorporation, and the merger or consolidation must be permitted by the laws of that foreign jurisdiction.  If the surviving company or consolidated company is to be incorporated under the laws of a jurisdiction outside the British Virgin Islands, additional BVI filings are required.

Cayman Islands
Dissenters Rights	Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

13

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

BVI
Dissenters Rights

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

	a.	his name and address;

	b.	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

	c.	a demand for payment of the fair value of his shares.

14

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later. If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

a.	the Company and the dissenter shall each designate an appraiser;

b.	the two designated appraisers together shall designate an appraiser;

c.	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

d.	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Cayman Islands
Taxation	We are a Cayman Islands company incorporated on January 4, 2023 as an exempted company with limited liability. Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking dated January 20, 2023 from the Cayman Islands government that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking. The Cayman Islands have no form of income, corporate or capital gains tax nor do they have any estate duty, inheritance tax or gift tax
BVI
Taxation

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

There is no withholding tax, capital gains tax, capital transfer tax, estate duty, inheritance tax, succession tax or gift tax in the British Virgin Islands and any dividends, interest, rents, royalties, compensations and other amounts paid by the Company are exempt from any taxation in the British Virgin Islands imposed under the British Virgin Islands Income Tax Ordinance (Cap 206).

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 5 requires a special resolution under Cayman Islands law and the Company’s currently existing sixth (6th) amended and restated memorandum and articles of association, being a resolution passed by a majority of not less than two thirds (2/3) of the votes cast by, or on behalf of, the holders of the Ordinary Shares who, being present and entitled to vote at the Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

The transfer by way of continuation of the Company from the Cayman Islands to the British Virgin Islands will become effective upon the completion of the registration of the Company as a BVI business company limited by shares under the laws of the British Virgin Islands and the deregistration of the Company in the Cayman Islands.

Upon the effectiveness of the transfer by way of continuation, the Company will continue as the same legal entity, and the transfer will not create a new legal entity or affect the identity or continuity of the Company. The Company will thereafter be governed by the laws of the British Virgin Islands and the memorandum and articles of association adopted in connection with the continuation.

If this proposal is approved, the Company will make all applications and filings and take all other actions necessary or desirable to effect the deregistration of the Company in the Cayman Islands and its continuation into the British Virgin Islands. The Company cannot currently predict when the transfer by way of continuation will be completed.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE TRANSFER BY WAY OF CONTINUATION TO THE BRITISH VIRGIN ISLANDS

15

PROPOSAL NO. 6

RATIFICATION OF AUDITOR ELECTION

The Board of Directors has unanimously approved the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 and has directed that such appointment be submitted to the shareholders of the Company for ratification.

Although shareholder ratification of the appointment of the Company’s independent registered public accounting firm is not required under Cayman Islands law or the Company’s currently effective sixth (6th) amended and restated memorandum and articles of association, the Board of Directors and management believe that submitting the appointment to the shareholders for ratification is advisable and consistent with good corporate governance practices. Accordingly, the Board is requesting that the shareholders ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved as an ordinary resolution that that the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 be confirmed, ratified and approved.”

Vote Required for Ratification

The approval of Proposal No. 6 (Ratification of Auditor Selection) requires an ordinary resolution under Cayman Islands law and the Company’s sixth (6th) amended and restated memorandum and articles of association currently in effect, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the Ordinary Shares who, being present and entitled to vote at the Meeting, at the Meeting.

Abstentions and broker non-votes, while considered present for purposes of establishing a quorum, will not count as votes cast at the Meeting.

The appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 will be ratified upon shareholder approval of this proposal.

16

PROPOSAL NO. 7

AdJOURNMENT OF THE MEETING

The Board of Directors has unanimously approved, and has directed that there be submitted to the shareholders of the Company for approval to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required for Approval

The approval of Proposal No. 6 requires an ordinary resolution under Cayman Islands law and the Company’s sixth (6th) amended and restated memorandum and articles of association currently in effect, being the affirmative vote of the holders of a majority of the Ordinary Shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“It is resolved, as an ordinary resolution, to adjourn the meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE AdJOURNMENT OF THE MEETING

17

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

August 14, 2026	/s/ Wenzao Huang
Wenzao Huang
Chairman of the Board of Directors

18

Exhibit A

Seventh (7th) Amended and Restated Memorandum and Articles of Association

Companies Act (Revised)

Company Limited By Shares

SEVENTH amended and restated

memorandum of association
OF
INLIF LIMITED

因立夫有限公司

(Adopted by special resolution passed on 8 September 2026)

Companies Act (Revised)

Company Limited by Shares

Seventh Amended and Restated

Memorandum of Association

of

INLIF LIMITED

因立夫有限公司

(Adopted by special resolution passed on 17 August)

1	The name of the Company is INLIF LIMITED 因立夫有限公司.

2	The Company’s registered office will be situated at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is US$2,720,000,000 divided into 8,000,000,000 Class A Ordinary Shares of par value US$0.32 each and 500,000,000 Class B Ordinary Shares of par value US$0.32 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares;

(b)	to increase or reduce its capital;

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited By Shares

SEVENTH AMENDED AND RESTATED
articles of association
of
INLIF LIMITED

因立夫有限公司

(Adopted by special resolution passed on 8 September 2026)

Contents

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		4
Exclusion of Table A Articles		6

2	Shares	6
Power to issue Shares and options, with or without special rights		6
Power to issue fractions of a Share		6
Power to pay commissions and brokerage fees		6
Trusts not recognised		7
Security interests		7
Rights of Shares		7
Power to vary class rights		9
Effect of new Share issue on existing class rights		9
No bearer Shares or warrants		9
Treasury Shares		9
Rights attaching to Treasury Shares and related matters		10
Register of Members		10
Annual Return		10

3	Share certificates	11
Issue of share certificates		11
Renewal of lost or damaged share certificates		11

4	Lien on Shares	12
Nature and scope of lien		12
Company may sell Shares to satisfy lien		12
Authority to execute instrument of transfer		12
Consequences of sale of Shares to satisfy lien		13
Application of proceeds of sale		13

5	Calls on Shares and forfeiture	13
Power to make calls and effect of calls		13
Time when call made		14
Liability of joint holders		14
Interest on unpaid calls		14
Deemed calls		14
Power to accept early payment		14
Power to make different arrangements at time of issue of Shares		14
Notice of default		14
Forfeiture or surrender of Shares		15
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		15
Effect of forfeiture or surrender on former Member		15
Evidence of forfeiture or surrender		16
Sale of forfeited or surrendered Shares		16

6	Transfer of Shares	16
Form of Transfer		16
Suspension of transfers		17
Company may retain instrument of transfer		17
Notice of refusal to register		17

i

7	Transmission of Shares	18
Persons entitled on death of a Member		18
Registration of transfer of a Share following death or bankruptcy		18
Indemnity		18
Rights of person entitled to a Share following death or bankruptcy		19

8	Alteration of capital	19
Increasing, consolidating, converting, dividing and cancelling share capital		19
Dealing with fractions resulting from consolidation of Shares		19
Reducing share capital		20

9	Redemption and purchase of own Shares	20
Power to issue redeemable Shares and to purchase own Shares		20
Power to pay for redemption or purchase in cash or in specie		20
Effect of redemption or purchase of a Share		21

10	Meetings of Members	21
Annual and extraordinary general meetings		21
Power to call meetings		21
Content of notice		22
Period of notice		23
Persons entitled to receive notice		23
Accidental omission to give notice or non-receipt of notice		23

11	Proceedings at meetings of Members	24
Quorum		24
Lack of quorum		24
Chairman		24
Right of a Director to attend and speak		24
Accommodation of Members at Virtual Meeting		25
Security		25
Adjournment, postponement and cancellation		25
Method of voting		25
Taking of a poll		26
Chairman’s casting vote		26
Written resolutions		26
Sole-Member Company		28

12	Voting rights of Members	28
Right to vote		28
Rights of joint holders		28
Representation of corporate Members		28
Member with mental disorder		29
Objections to admissibility of votes		29
Form of proxy		29
How and when proxy is to be delivered		30
Voting by proxy		31

13	Number of Directors	31

14	Appointment, disqualification and removal of Directors	32
First Directors		32
No age limit		32
Corporate Directors		32
No shareholding qualification		32
Appointment of Directors		32
Board’s power to appoint Directors		32

Removal of Directors		33
Resignation of Directors		33
Termination of the office of Director		33

15	Alternate Directors	34
Appointment and removal		34
Notices		34
Rights of alternate Director		35
Appointment ceases when the appointor ceases to be a Director		35
Status of alternate Director		35
Status of the Director making the appointment		35

16	Powers of Directors	35
Powers of Directors		35
Directors below the minimum number		36
Appointments to office		36
Provisions for employees		37
Exercise of voting rights		37
Remuneration		37
Disclosure of information		37

17	Delegation of powers	38
Power to delegate any of the Directors’ powers to a committee		38
Local boards		39
Power to appoint an agent of the Company		39
Power to appoint an attorney or authorised signatory of the Company		39
Borrowing Powers		40
Corporate Governance		40

18	Meetings of Directors	40
Regulation of Directors’ meetings		40
Calling meetings		40
Notice of meetings		40
Use of technology		40
Quorum		40
Chairman or deputy to preside		41
Voting		41
Recording of dissent		41
Written resolutions		41
Validity of acts of Directors in spite of formal defect		42

19	Permissible Directors’ interests and disclosure	42

20	Minutes	42

21	Accounts and audit	42
Auditors		43

22	Record dates	43

23	Dividends	44

Source of dividends		44
Declaration of dividends by Members		44
Payment of interim dividends and declaration of final dividends by Directors		44
Apportionment of dividends		45
Right of set off		45
Power to pay other than in cash		45

How payments may be made		45
Dividends or other monies not to bear interest in absence of special rights		46
Dividends unable to be paid or unclaimed		46

24	Capitalisation of profits	46
Capitalisation of profits or of any share premium account or capital redemption reserve		46
Applying an amount for the benefit of Members		47

25	Share Premium Account	47
Directors to maintain share premium account		47
Debits to share premium account		47

26	Seal	48
Company seal		48
Duplicate seal		48
When and how seal is to be used		48
If no seal is adopted or used		48
Power to allow non-manual signatures and facsimile printing of seal		48
Validity of execution		48

27	Indemnity	49
Release		49
Insurance		50

28	Notices	50
Form of notices		50
Electronic communications		50
Persons entitled to notices		52
Persons authorised to give notices		52
Delivery of written notices		52
Joint holders		52
Signatures		52
Giving notice to a deceased or bankrupt Member		52
Date of giving notices		53
Saving provision		53

29	Authentication of Electronic Records	53
Application of Articles		53
Authentication of documents sent by Members by Electronic means		53
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		54
Manner of signing		54
Saving provision		54

30	Transfer by way of continuation	55

31	Winding up	55
Distribution of assets in specie		55
No obligation to accept liability		55

32	Amendment of Memorandum and Articles	56
Power to change name or amend Memorandum		56
Power to amend these Articles		56

Companies Act (Revised)

Company Limited by Shares

Seventh Amended and Restated
Articles of Association

of

INLIF LIMITED

因立夫有限公司

(Adopted by special resolution passed on 8 September 2026)

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Class A Ordinary Share means the class A ordinary shares of US$0.32 par value each of the Company, which have the rights set forth in these Articles;

Class B Ordinary Share means the class B ordinary shares of US$0.32 par value each of the Company, which have the rights set forth in these Articles;

Clear Days, in relation to a period of notice, means that period of calendar days excluding:

(a)	the calendar day when the notice is given or deemed to be given; and

(b)	the calendar day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Conversion Date means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered;

Conversion Notice means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 2.9(a);

Conversion Number in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate;

Conversion Rate in relation to the conversion of Class B Ordinary Shares to Class A Ordinary Shares means, at any time, on a one-to-one basis. The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue;

Conversion Right in respect of a holder of Class B Ordinary Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion;

Default Rate means ten per cent per annum;

Designated Stock Exchanges means the Nasdaq Capital Market in the United States of America for so long as any class of the Company’s Shares are listed there and any other stock exchange on which any class of the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Fully Paid Up means:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression includes a written resolution signed by the requisite majority in accordance with Article11.14;

Partly Paid Up means:

(a)	in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Share means a share in the share capital of the Company and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a Share;

Special Resolution means a resolution of a duly constituted general meeting of the Company or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.14; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

(j)	The term “present” means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

1.3	The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles:

(a)	the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide;

(b)	the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason;

Power to issue fractions of a Share

2.4	Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees

2.5	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.6	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.7	Except as required by Act:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.8	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Rights of Shares

2.9	Subject to Article 2.1, the Memorandum and any Special Resolution to the contrary and without prejudice to any special rights conferred thereby on the holders of any other Shares or class of Shares, Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a)	Conversion Rights:

(i)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share in its holding. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)	Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)	On the Conversion Date, every Class B Ordinary Share converted shall automatically be re-designated and re-classified (or in such other manner as the Directors may direct that is not in contravention of applicable laws) as the applicable Conversion Number of Class A Ordinary Shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Ordinary Shares as the holder of the corresponding number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that, if required, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

(iv)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(b)	Voting Rights:

(i)	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

(ii)	Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

Power to vary class rights

2.10	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.11	For the purpose of Article 2.9(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class.

2.12	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

Effect of new Share issue on existing class rights

2.13	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

No bearer Shares or warrants

2.14	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.15	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.16	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.17	The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.18	Nothing in Article 2.16 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.19	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.20	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.21	The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.22	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act (to the extent applicable).

3.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

4.2	At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen (14) Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the Board determines.

4.5	To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7	The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.8	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9	Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued; and

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee. The Directors may accept the surrender for no consideration of any Share in accordance with the Act.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a Director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Form of Transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange) or in any other form approved by the Directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where the Shares of any class in question are not listed on or subject to the rules of any Designated Stock Exchange, the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 Clear Days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 Clear Days’ in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the Directors refuse to register a transfer of any Shares of any class not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the Directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion;

(b)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); or

(c)	distribute the net proceeds in due proportion among those Members.

8.3	For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.4	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4	For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3	The Directors may call a general meeting at any time.

10.4	If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5	The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6	The requisition must be in writing and given by one or more Members who together hold at least ten per cent of the rights to vote at such general meeting.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

10.8	Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9	Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least five (5) per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.10	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.11	Notice of a general meeting shall specify each of the following:

(a)	place, the date and the hour of the meeting;

(b)	whether the meeting will be held virtually, at a physical place or both;

(c)	if the meeting is to be held in any part at a physical place, the address of such place;

(d)	if the meeting is to be held in two or more places, or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(e)	subject to paragraph (f) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(f)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.13	At least five (5) Clear Days’ notice must be given to Members for any general meeting.

10.14	Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.15	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)	the Directors; and

(d)	the Auditors (if appointed).

10.16	The Board may determine that the Members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy at the meeting. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member, one or more Members holding Shares that represent not less than one-third of the votes attached to the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2	If a quorum is not present at the meeting within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

Chairman

11.3	The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the Board or such other Director as the Directors may determine. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

11.4	If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5	Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at Virtual Meeting

11.6	A Member entitled to receive notice and attend a meeting will be deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that the Member is able to:

(a)	to participate in the business for which the meeting has been convened; and

(b)	to hear all that happens at the meeting.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Security

11.7	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment, postponement and cancellation

11.8	A meeting may be:

(a)	postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 10; or

(b)	adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the Members constituting a quorum.

The chairman must adjourn the meeting if so directed by the Members constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than seven (7) Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven (7) Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

11.11	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.12	In the case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

Written resolutions

11.13	Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote;

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the resolution.

11.14	Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are:

(i)	given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii)	notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of 7 days beginning with the date that the notice is first given;

(b)	the required majority of the Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of five (5) Clear Days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of 14 days beginning with the date that notice of it is first given.

11.15	If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

11.16	The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

11.17	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.18	[Intentionally Omitted]

Sole-Member Company

11.19	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares. Unless otherwise required under the Act or by these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

12.2	Members may vote in person or by proxy.

12.3	On a poll, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. A fraction of a Class A Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Ordinary Share shall entitle its holder to an equivalent fraction of twenty (20) votes.

12.4	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.5	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.6	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.7	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.8	The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.9	The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.10	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.11	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.12	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.13	For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.14	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.15	An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.16	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.17	The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.18	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.16.

12.19	No revocation by a Member of the appointment of a proxy made in accordance with Article 12.18 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.20	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.20(a) and Article 12.20(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.21	If the form of appointment of proxy is not delivered on time, it is invalid.

12.22	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.23	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

Voting by proxy

12.24	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.25	The instrument appointing a proxy to vote at a meeting shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

13	Number of Directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of Directors

First Directors

14.1	The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2	There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

14.5	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6	The remaining Director(s) may appoint a Director even though there is not a quorum of Directors.

14.7	No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8	For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

Board’s power to appoint Directors

14.9	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

14.10	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board.

Removal of Directors

14.11	A Director may be removed by Ordinary Resolution.

Resignation of Directors

14.12	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the prior consent from the chairman of the Board (or, if no chairman is appointed, the chairman of such meetings of Directors), he is absent from three meetings of Directors without any reasonable explanation.

15	Alternate Directors

Appointment and removal

15.1	Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2	A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3	A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)	by notice in writing in accordance with the notice provisions contained in these Articles;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4	All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5	An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6	An alternate Director shall cease to be an alternate Director if:

(a)	the Director who appointed him ceases to be a Director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7	An alternate Director shall carry out all functions of the Director who made the appointment.

15.8	Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9	An alternate Director is not the agent of the Director appointing him.

15.10	An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11	A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of Directors

Powers of Directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3	lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4	The Directors may appoint a Director:

(a)	as chairman of the Board;

(b)	as managing Director;

(c)	to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5	The appointee must consent in writing to holding that office.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8	Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9	The Secretary or Officer must consent in writing to holding that office.

16.10	A Director, Secretary or other Officer of the Company may not hold the office, or perform the services, of auditor.

Provisions for employees

16.11	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12	The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16	Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.17	Subject to compliance with applicable laws, including the applicable federal securities laws of the United States, the Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

17.5	For so long as Shares are listed on a Designated Stock Exchange, the Board shall, if required by the Designated Stock Exchange Rules, establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The committees shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law, subject to any exemptions permitted under the Designated Stock Exchange Rules and other applicable laws.

Local boards

17.6	The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.7	The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8	Any appointment or delegation under this Article 17.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.9	The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10	The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.11	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12	The Board may remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Borrowing Powers

17.13	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14	The Board may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

18	Meetings of Directors

Regulation of Directors’ meetings

18.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6	The quorum for the transaction of business at a meeting of Directors shall be two unless the Directors fix some other number.

Chairman or deputy to preside

18.7	The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8	The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12	A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13	A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14	A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

19	Permissible Directors’ interests and disclosure

19.1	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

20	Minutes

20.1	The Company shall cause minutes to be made in books of:

(a)	all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)	the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21	Accounts and audit

21.1	The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2	The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

21.3	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and begin on 1 January in each year.

Auditors

21.4	The Directors may appoint or remove an Auditor of the Company who shall hold office on such terms as the Directors determine, provided that for so long as Shares are listed on a Designated Stock Exchange, such appointment or removal shall be made in accordance with the applicable Designated Stock Exchange Rules.

21.5	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6	The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7	The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22	Record dates

22.1	Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2	If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3	The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23	Dividends

Source of dividends

23.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2	Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

23.3	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and declaration of final dividends by Directors

23.4	The Directors may declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.5	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.6	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

23.7	Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.8	The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.9	If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

23.10	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.11	For the purposes of Article 23.10(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.10(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.12	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.13	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

23.14	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.15	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.16	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve

24.1	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

24.2	The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways::

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.4	Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25	Share Premium Account

Directors to maintain share premium account

25.1	The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

25.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

26	Seal

Company seal

26.1	The Company may have a seal if the Directors so determine.

Duplicate seal

26.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3	A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate).

If no seal is adopted or used

26.4	If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5	The Directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27	Indemnity

27.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

27.2	To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

27.3	To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty, fraud, willful default or willful neglect.

Insurance

27.4	To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty, fraud, willful default or willful neglect:

(a)	an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

28	Notices

Form of notices

28.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules, any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the Directors so resolve or otherwise accept the notice; or

(b)	any Director or Officer provides the giver of the notice an electronic address to which the notice may be sent and a notice is sent to that address within a reasonable period of time.

28.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has provided the giver of the notice with an Electronic address to which notice may be sent.

28.4	Subject to the Act, the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

Persons entitled to notices

28.5	Any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

28.11	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

28.13	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16	A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

29	Authentication of Electronic Records

Application of Articles

29.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

29.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 29.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5	For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30	Transfer by way of continuation

30.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2	To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)	an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31	Winding up

Distribution of assets in specie

31.1	If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

31.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

31.3	The Directors are authorised to present a winding up petition

31.4	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

Exhibit B

BVI Memorandum and Articles of Association

Territory of the Virgin Islands

The BVI Business Companies Act, 2004

memorandum and articles of association of INLIF LIMITED 因立夫有限公司 A BVI business company continued into the British Virgin Islands on […]

Territory of the Virgin Islands

The BVI Business Companies Act 2004

Memorandum of Association

of

INLIF LIMITED 因立夫有限公司

a company limited by shares

and continued into the British Virgin Islands on […]

Name

The name of the Company at the date of its application of continuation into the British Virgin Islands is INLIF LIMITED 因立夫有限公司. The name under which the Company proposes to continue into the British Virgin Islands remains as INLIF LIMITED 因立夫有限公司.

Status

The Company is a company limited by shares.

Former jurisdiction

The Company was continued into the British Virgin Islands on the date set out above from its place of incorporation, the Cayman Islands, where it was incorporated on 4 January 2023.

Registered office and registered agent

The first registered office of the Company is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

The first registered agent of the Company is Ogier Global (BVI) Limited of Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands.

The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

Capacity and powers

The Company has, subject to the Act and any other Virgin Islands legislation for the time being in force, irrespective of corporate benefit:

full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

for the purposes of Clause 5.1(a), full rights, powers and privileges.

There are, subject to Clause 5.1(a), no limitations on the business that the Company may carry on.

1

Number and classes of Shares

The Company is authorised to issue a maximum of 1,250,000,000 shares of US$0.0001 par value each divided into two classes of shares as follows:

8,000,000,000 class A ordinary shares of US$0.0001 par value (the Class A Ordinary Shares); and

500,000,000 class B ordinary shares of US$0.0001 par value (the Class B Ordinary Shares).

The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share (if authorised by the Board of Directors) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

Designations powers preferences of Shares

Each Class A Ordinary Share confers upon the Member (unless waived by such Member):

the right to one (1) vote at a meeting of the Members or on any Resolution of Members;

the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

For the avoidance of doubt, Class A Ordinary Shares are not be convertible into Class B Ordinary Shares under any circumstances.

Each Class B Ordinary Share confers upon the Member (unless waived by such Member):

the right to twenty (20) votes at a meeting of the Members or on any Resolution of Members;

the right to an equal share in any dividend paid by the Company on the Ordinary Shares; and

the right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

For the avoidance of doubt, Class B Ordinary Shares are not be convertible into Class A Ordinary Shares under any circumstances.

2

The Directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulations 3 and 6 of the Articles.

The Directors have the authority and the power by Resolution of Directors:

to authorise and create additional classes of shares; and

to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions, if any, appertaining to any and all classes of shares that may be authorised to be issued under this Memorandum.

Variation of rights

The rights attached to any class of Shares as specified in Clause 7 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

Rights not varied by the issue of Shares pari passu and no deemed variation

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Registered Shares

The Company shall issue registered Shares only.

The Company is not authorised to issue or have in issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

Transfer of Shares

The Company shall, on receipt of an instrument of transfer or appropriate instruction from a relevant system complying with Regulation 4 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

Amendment of Memorandum and Articles

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Members or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

to restrict the rights or powers of the Members to amend the Memorandum or Articles;

to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

in circumstances where the Memorandum or Articles cannot be amended by the Members; or

to Clauses 8 or 9 or this Clause 12.

3

Definitions and interpretation

In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act means the BVI Business Companies Act, 2004 (as amended) and includes the regulations made under the Act;

Articles means the attached Articles of Association of the Company;

Board of Directors means the board of Directors for the time being;

Chairman of the Board has the meaning specified in Regulation 13;

Class A Ordinary Shares has the meaning specified in Clause 6.1;

Class B Ordinary Shares has the meaning specified in Clause 6.1;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Designated Stock Exchange means NASDAQ Capital Market in the United States of America for so long as the Shares are there listed and any other stock exchange on which the Shares are listed for trading;

Director means any director of the Company, from time to time;

Distribution in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of a Member in relation to Shares held by a Member, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Electronic Communication means a communication sent by electronic means, including electronic posting to the Company's website, transmission to any number, address or internet website (including the website of the Commission) or other electronic delivery methods as otherwise decided and approved by the Board of Directors.

Eligible Person means individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Independent Director means a Director who is an independent director as defined in the applicable rules of the Designated Stock Exchange as determined by the Board of Directors;

Member means an Eligible Person whose name is entered, whether singularly or jointly with others, in the Register of Members of the Company as the holder of one or more Shares or fractional Shares;

Memorandum means this Memorandum of Association of the Company;

Ordinary Shares means collectively the Class A Ordinary Shares and Class B Ordinary Shares;

recognised exchange has the meaning specified in the Act;

Register of Members has the meaning specified in Regulation 2.4;

Registrar means the Registrar of Corporate Affairs appointed under the Act and any deputy or assistant thereof;

4

Resolution of Directors means either:

a resolution approved at a duly convened and constituted meeting of Directors or of a committee of Directors by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

a resolution consented to in writing by all Directors or by all members of a committee of Directors, as the case may be;

Resolution of Members means either:

a resolution approved at a duly convened and constituted meeting of the Members of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

Seal means any seal which has been duly adopted as the common seal of the Company;

Securities means Shares, other securities and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

Share means a share issued or to be issued by the Company and shall include fractional shares in the Company;

Treasury Share means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled;

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; and

written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

In the Memorandum and the Articles, unless the context otherwise requires a reference to:

a Regulation is a reference to a regulation of the Articles;

a Clause is a reference to a clause of the Memorandum;

voting by Member is a reference to the casting of the votes attached to the Shares held by the Member voting;

the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended, or in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

the singular includes the plural and vice versa;

where a meeting of (i) Members; (ii) a class of Members; (iii) the Board of Directors; or (iv) any committee of the Board of Directors, is required to be convened for a place, such place may be a physical place, or a virtual place, or both, and where a meeting is convened for or including a virtual place any person, including the person duly appointed as the chairperson of such meeting, may attend such meeting by virtual attendance and such virtual attendance shall constitute presence in person at that meeting;

the term “virtual place” includes a discussion facility or forum with a telephonic, electronic or digital identifier; and

the term “virtual attendance” means attendance at a virtual place by means of conference telephone or other digital or Electronic Communications equipment or software or other facilities by means of which all the persons participating in the meeting can communicate with each other.

Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

5

I, […] of […], for the purpose of continuing a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association of the Company.

Dated the                         day of 2026

Director of the Company

Signed

[…]

6

Territory of the Virgin Islands

The BVI Business Companies Act 2004

Articles of Association

of

INLIF LIMITED 因立夫有限公司

a company limited by shares

A BVI business company continued into the British Virgin Islands on […]

Registered Shares

The Company may issue certificates signed by a Director or under the Seal specifying the number of Shares held by a Member (and the signature of the director and the Seal may be facsimiles) if the Board of Directors so resolves by a Resolution of Directors.

Any Member receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Designated Stock Exchange on which the Shares or other Securities are listed (if so listed) permit otherwise.

Subject to the Act and the rules of the Designated Stock Exchange on which any Shares or other Securities may be listed (if so listed), the Board of Directors without further consultation with the holders of any Shares or Securities may resolve that any class or series of Shares or other Securities in issue or to be issued from time to time may be issued, registered or converted to uncertificated form and be subject to the practices instituted by the operator of the relevant system. No provision of these Articles will apply to any uncertificated shares or Securities to the extent that they are inconsistent with the holding of such shares or securities in uncertificated form or the transfer of title to any such shares or securities by means of a relevant system.

Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the Board of Directors, in its absolute discretion, may think fit (subject always to the requirements of the relevant system concerned). The Company or any duly authorised transfer agent shall enter on the Register of Members how many Shares are held by each member in uncertificated form and certificated form and shall maintain the register of members in each case as is required by the relevant system concerned. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated shares and uncertificated shares or as a result of any provision of these Articles which applies only in respect of certificated shares or uncertificated shares.

Nothing contained in Regulations 1.5 and 1.6 is meant to prohibit the Shares from being able to trade electronically.

7

Shares

Subject to the provisions of these Articles and, where applicable, the rules of the Designated Stock Exchange on which any Shares or other Securities are listed (if so listed), the unissued Shares of the Company shall be at the disposal of the directors and Shares and other Securities may be issued and option to acquire Shares or other Securities may be granted at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

Section 46 of the Act does not apply to the Company.

A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

the amount to be credited for the issue of the Shares; and

that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

Subject to Regulation 2.8, the Company shall keep a register of members (the Register of Members) containing:

the names and addresses of the persons who hold Shares;

the number of each class and series of Shares held by each Member;

the date on which the name of each Member was entered in the Register of Members; and

the date on which any Eligible Person ceased to be a Member.

The Register of Members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, if any magnetic, electronic or other data storage form is used in this respect, that shall be the original Register of Members.

8

A Share is deemed to be issued when the name of the Member is entered in the Register of Members.

Where the Company or any of its Shares is listed on a Designated Stock Exchange, the company may keep a share register containing the information referred to in Regulation 2.5 or such other information as these Articles permit or as may be approved by a Resolution of Directors.

Subject to the provisions of the Act, Shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such Shares may determine. The directors may issue options, warrants, rights or convertible securities or securities or a similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or Securities on such terms as the directors may from time to time determine. Notwithstanding the foregoing, the Directors may also issue options, warrants, other rights to acquire shares or convertible securities in connection with the Company's shares listed on a Designated Stock Exchange.

Forfeiture

Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

A written notice of call specifying the date for payment to be made shall be served on the Member who defaults in making payment in respect of the Shares.

The written notice of call referred to in Regulation 4.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

Where a written notice of call has been issued pursuant to Regulation 4.2 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

The Company is under no obligation to refund any moneys to the Member whose Shares have been cancelled pursuant to Regulation 4.3 and that Member shall be discharged from any further obligation to the Company.

Transfer of Shares

Subject to the Memorandum, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

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Where shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange.

The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

to accept such evidence of the transfer of Shares as they consider appropriate; and

that the transferee's name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

Distributions

The directors of the Company may, by Resolution of Directors, authorise a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Dividends may be paid in money, Shares or other property.

The Company may, by Resolution of Directors, from time to time pay to the Members such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Notice in writing of any dividend that may have been declared shall be given to each Member in accordance with Regulation 21 and all dividends unclaimed for 3 years after notice shall have been given to a Member may be forfeited by Resolution of Directors for the benefit of the Company.

No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

Redemption of Shares and Treasury Shares

The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Member whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted or required by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without such consent.

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The purchase redemption or other acquisition by the Company of its own Shares is deemed not to be a distribution where:

the Company purchases, redeems or otherwise acquires the Shares pursuant to a right of a Member to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company, or the Company purchases, redeems or otherwise acquires the Shares by virtue of the provisions of section 176 or section 179 of the Act; or

the Company acquires its own fully paid Shares pursuant to section 59(1A) of the Act.

Sections 60, 61 and 62 of the Act shall not apply to the Company.

Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

Mortgages and charges of Shares

A Member may by an instrument in writing mortgage or charge his Shares.

There shall be entered in the Register of Members at the written request of the Member:

a statement that the Shares held by him are mortgaged or charged;

the name of the mortgagee or chargee; and

the date on which the particulars specified in Regulations 7.2(a) and 7.2(b) above are entered in the Register of Members.

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Where particulars of a mortgage or charge are entered in the Register of Members, such particulars may be cancelled:

with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

Whilst particulars of a mortgage or charge over Shares are entered in the Register of Members pursuant to this Regulation:

no transfer of any Share the subject of those particulars shall be effected;

the Company may not purchase, redeem or otherwise acquire any such Share; and

no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

Meetings and consents of Members

The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles. Any director of the Company may convene meetings of the Members at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. A meeting may also be convened to be held by electronic means, provided that notice thereof includes all necessary joining instructions and that the means for holding the meeting allow all members to speak and be heard simultaneously. A meeting held by electronic means shall be considered to be held at the place where the chairman is at the time the meeting is opened.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at meetings of the Members. Unless otherwise required by the Act, the Memorandum or these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to vote at general meetings of the Company. A fraction of a Class A Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Ordinary Share shall entitle its holder to an equivalent fraction of twenty (20) votes.

Upon the written request of Members entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Members.

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The director convening a meeting of Members shall give not less than 7 clear calendar days' written notice of a meeting of Members to:

those Members whose names on the date the notice is given appear as Members in the Register of Members of the Company and are entitled to vote at the meeting; and

the other directors.

The convener or conveners of a meeting of Members may fix the date notice is given of a meeting, or such other date as may be specified in the notice, as the record date for determining those Members that are entitled to vote at the meeting.

A meeting of Members held in contravention of the requirement to give notice is valid if Members holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall constitute waiver in relation to all the Shares which that Member holds.

The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Member or another director, or the fact that a Member or another director has not received notice, does not invalidate the meeting.

A Member may be represented at a meeting of Members by a proxy who may speak and vote on behalf of the Member.

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised in that behalf. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company..

The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

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INLIF LIMITED 因立夫有限公司

I/We being a Member of the above Company HEREBY APPOINT [     ] or failing him [     ] of [     ] to be my/our proxy to vote for me/us at the meeting of Members to be held on the [ ] day of [ ], 20[ ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [     ] day of [     ], 20[     ]

Member

The following applies where Shares are jointly owned:

each of them may be present in person or by proxy at a meeting of Members and may speak as a Member;

if only one of the joint owners is present in person or by proxy they may vote on behalf of all joint owners; and

if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the Register of Members in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and the meeting itself may be held generally by electronic means, provided that in all such cases all Members participating in the meeting are able to hear each other. All persons seeking to attend and participate in a meeting at a virtual place shall be responsible for maintaining adequate facilities to enable them to do so, and any inability of a person or persons to attend or participate in meeting by way of digital or Electronic Communications equipment or software or other facilities shall not invalidate the proceedings of that meeting.

A meeting of Members is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If the Company has two or more classes of Shares, a meeting may be quorate for some purposes and not for others. A quorum may comprise a single Member or proxy and then such person may pass a Resolution of Members and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Members.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the Chairman of the Board or, if different, the chairman of the meeting.

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At every meeting of Members, the Chairman of the Board or their nominee shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board or their nominee is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Member or representative of a Member present shall take the chair.

The chairman may adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. For the avoidance of doubt, a meeting can be adjourned for as many times as may be determined to be necessary by the chairman and a meeting may remain open indefinitely for as long a period as may be determined by the chairman.

A resolution put to the vote of at any meeting of the Members shall be decided on a poll. A poll shall be taken in such manner as the chairman of the meeting directs. The chairman may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held virtually or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur. If the votes on a resolution are equal the chairman may if he wishes exercise a casting vote.

Subject to the specific provisions contained in this Regulation for the appointment of representatives of Members other than individuals the right of any individual to speak for or represent a Member shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Member or the Company.

Any Member who is not a natural person may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Members or of any class of Members, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Member which he represents as that Member could exercise if it were an individual.

The chairman of any meeting at which a vote is cast by proxy or on behalf of any Member other than an individual may at the meeting but not thereafter call for a notarially certified copy of such proxy or authority which shall be produced within 7 calendar days of being so requested or the votes cast by such proxy or on behalf of such Member shall be disregarded.

Directors of the Company may attend and speak at any meeting of Members and at any separate meeting of the holders of any class or series of Shares.

An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

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Directors

The directors of the Company prior to its continuation to the British Virgin Islands shall remain the same at the date of its continuation to the British Virgin Islands under the Act. Thereafter, the directors shall be elected by Resolution of Members or by Resolution of Directors for such term as the Members or directors determine.

No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

The minimum number of directors shall be one and there shall be no maximum number of directors. For as long as the Shares are listed or quoted on any Designated Stock Exchange, the Board shall include at least such number of Independent Directors as applicable law, rules or regulations of the Designated Stock Exchange require as determined by the Directors (unless an exemption applies).

Each director holds office for the term, if any, fixed by the Resolution of Members or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

A director may be removed from office with or without cause by,

a Resolution of Members passed at a meeting of Members called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of the Members of the Company entitled to vote; or

a Resolution of Directors.

A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

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A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

The Company shall keep a register of directors containing:

the names and addresses of the persons who are directors of the Company;

the date on which each person whose name is entered in the register was appointed as a director of the Company;

the date on which each person named as a director ceased to be a director of the Company; and

such other information as may be prescribed by the Act.

The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

The Directors or, if the Shares (or depository receipts therefor) are listed or quoted on any Designated Stock Exchange and if required by the rules of such Designated Stock Exchange, any committee thereof, may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

A director is not required to hold a Share as a qualification to office.

Powers of directors

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Members.

If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

If the Company is a subsidiary, but not a wholly owned subsidiary, of a holding company, and the shareholders other than the holding company agree in advance, a director of the Company may, when exercising powers or performing duties as a director in connection with the carrying out of the joint venture, act in a manner which he believes is in the best interests of a Member or some Members even though it may not be in the best interests of the Company.

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If the Company is carrying out a joint venture between shareholders, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

The continuing directors may act notwithstanding any vacancy in their body.

The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

Section 175 of the Act shall not apply to the Company.

Proceedings of directors

Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the notice calling the meeting provides.

A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

A director shall be given not less than three (3) calendar days’ notice of meetings of directors, but a meeting of directors held without three (3) calendar days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

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A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Members. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting. If the directors are unable to choose a chairman for any reason, then the oldest individual director present (and for this purpose an alternate director shall be deemed to be the same age as the director that he represents) shall take the chair.

An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

Committees

The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

The directors have no power to delegate to a committee of directors any of the following powers:

to amend the Memorandum or the Articles;

to designate committees of directors;

to delegate powers to a committee of directors;

to appoint directors;

to appoint an agent;

to approve a plan of merger, consolidation or arrangement; or

to make a declaration of solvency or to approve a liquidation plan.

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Regulations 12.2(b) and 12.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

Officers and agents

The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors (the Chairman of the Board), a Chief Executive Officer, a President, a Chief Financial Officer, one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Members, the Chief Executive Officer to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the Chief Executive Officer but otherwise to perform such duties as may be delegated to them by the Chief Executive Officer, the secretaries to maintain the Register of Members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

The emoluments of all officers shall be fixed by Resolution of Directors.

The officers of the Company shall hold office until their death, resignation or removal. Any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Regulation 12.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

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Conflict of interests

A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

For the purposes of Regulation 14.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

vote on a matter relating to the transaction;

attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

Indemnification

Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

The Company may only indemnify a person pursuant to Regulation 15.1 if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

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The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

Records

The Company shall keep the following documents at the office of its registered agent:

the Memorandum and the Articles;

the Register of Members, or a copy of the Register of Members;

the register of directors, or a copy of the register of directors;

copies of all annual returns filed by the Company with its registered agent, for a period of 5 years; and

copies of all notices and other documents filed by the Company with the Registrar in the previous 10 years.

If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

within 15 calendar days of any change in either register, notify the registered agent in writing of the change; and

provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

minutes of meetings and Resolutions of Members and classes of Members;

minutes of meetings and Resolutions of Directors and committees of directors; and

an impression of the Seal, if any.

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Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 calendar days of the change of location.

The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act.

Registers of charges

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

the date of creation of the charge;

a short description of the liability secured by the charge;

a short description of the property charged;

the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

unless the charge is a security to bearer, the name and address of the holder of the charge; and

details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

Continuation

The Company may by Resolution of Members or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Seal

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

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Accounts and audit

The Company shall keep records that are sufficient to show and explain the Company's transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

The Company may by Resolution of Members call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

Notwithstanding Regulation 20.2, the Company shall, within 9 months after the end of each year, file an annual return with its registered agent in the prescribed statutory form, provided that, if the Company has a financial year that is not a calendar year, then the return shall be filed instead within 9 months of the end of that financial year.

The Company may by Resolution of Directors or Resolution of Members call for the accounts to be examined by auditors.

The first auditors shall be appointed by Resolution of Directors and subsequent auditors shall be appointed by a Resolution of Members or a Resolution of Directors.

The auditors may be Members, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

The remuneration of the auditors of the Company:

in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

subject to the foregoing, shall be fixed by Resolution of Members or in such manner as the Company may by Resolution of Members determine.

The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Members or otherwise given to Members and shall state in a written report whether or not:

in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

all the information and explanations required by the auditors have been obtained.

The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Members at which the accounts are laid before the Company or shall be otherwise given to the Members.

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Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Members at which the Company's profit and loss account and balance sheet are to be presented.

Notices

Any notice, information or written statement to be given by the Company to Members may be given by personal service, mail, facsimile or other similar means of electronic communication, addressed to each Member at the address shown in the Register of Members.

Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

Voluntary winding up

The Company may by a Resolution of Members or by a Resolution of Directors appoint a voluntary liquidator.

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I, […] of […], for the purpose of continuing a BVI business company under the laws of the British Virgin Islands hereby sign this Memorandum of Association of the Company.

Dated the day of , 2026

Director of the Company

Signed

[…]

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